SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


Date: February 26, 2002
-----------------------


                                   GETGO INC.
                                   ----------
                               (Registrant's name)

               Blk 8, 8/F Prosperity Centre 77 Container Port Road
                            Kwai Chung, NT Hong Kong
                            ------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

                   Form 20-F [X]               Form 40-F [ ]


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]                     No [ ]

                 Letter of Intent with AFC Holdings Incorporated
                 -----------------------------------------------


     On February 21, 2002, GetGo, Inc. ("GetGo") entered into a Letter of Intent for the acquisition of AFC Holdings, Incorporated ("AFC"). The Letter of Intent was approved by GetGo's Board of Directors at a meeting held on February 21, 2002. The Letter of Intent, which sets forth the specific terms and conditions of the proposal, is included herewith as Exhibit 99.1, and is incorporated herein by this reference. The summary of the terms and conditions set forth below is qualified in its entirety by reference to the Letter of Intent.

     The terms of the Letter of Intent provide for GetGo to pursue an acquisition of AFC for 123% of aggregate of GetGo's issued and outstanding common stock and GetGo's outstanding options to purchase common stock that are exercisable at prices at or below $1.00 per share. The consummation of the acquisition is subject to certain conditions, including but not limited to: (i) AFC's completion of a private placement of its common stock in which it shall receive gross offering proceeds of at least $1,800,000 (ii) GetGo being satisfied that AFC will complete the acquisition of Velocast Media, Incorporated and Land and Sea Seafood Company, Inc. or similar acquisitions and (iii) GetGo entering into definitive agreements with its creditors for the satisfaction of certain outstanding liabilities.

     The acquisition will be effected by a mutually agreeable purchase agreement (the "Purchase Agreement") to be negotiated between GetGo and AFC. The acquisition will be structured as either a "share swap", "triangular" or "reverse triangular merger." The Purchase Agreement will contain customary representations and warranties on behalf of GetGo and AFC, customary covenants on behalf of both parties as well as customary no-shop provisions. GetGo and AFC intend that at the closing, AFC shareholders shall own approximately 55% of the issued and outstanding shares based upon the issued and outstanding shares at closing and assuming the exercise of all options priced at or below $1.00 per share. Following the closing, GetGo will change its name to AFC Holdings, Inc., with all but one of the present GetGo members of the Board of Directors resigning and naming replacements designated by AFC.

     Except for certain sections of the Letter of Intent, the Letter of Intent is not intended to be and does not constitute a binding agreement or commitment among the parties and a binding agreement will only exist following execution and delivery of the Purchase Agreement. This description of the Letter of Intent set forth herein does not purport to be complete and is qualified in its entity by the provisions of the Letter of Intent, which is incorporated herein by reference. For more detailed information regarding the proposed acquisition, please refer to the Letter of Intent attached hereto as an Exhibit.

     Statements regarding completion, time or effect of the AFC acquisition as well as any other statements are not historical facts in this Form 6-K, but are forwarding-looking statements under applicable securities laws and involve certain risks, uncertainties and assumptions. These include, but are not limited to, the risk that the parties will not move from the nonbinding Letter of Intent to a binding Purchase Agreement, GetGo's failure to reach agreements to settle outstanding liabilities with its creditors, satisfaction of other conditions and AFC's completion of its private placement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. There can be no assurance that the parties will consummate the transactions contemplated herein or at all.

     Exhibits.
     --------

     Exhibit 99.1 Letter of Intent dated February 21, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GETGO, INC.



Date: February 26, 2002                     By: /s/ Derrin R. Smith
      -----------------                     -----------------------------------
                                            Derrin R. Smith, President